Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 27, 2006

Dear Shareholder,

Thank you for registering on the Mittal Steel website for Arcelor shareholders.

You should be aware of two important events, which affect you as an Arcelor investor:

the extraordinary general meeting (EGM) called by Arcelor currently scheduled for 30 June 2006 regarding the proposed combination with Severstal, and
Mittal Steel’s Exchange Offer to all Arcelor shareholders, which is currently open and scheduled to close on 5 July 2006

Arcelor EGM 30 June 2006

As you know Arcelor’s Board of Directors has recommended Mittal Steel's improved offer on 26 June which is a positive and important development. It does not, however, remove Arcelor's obligations towards Severstal unless you, as shareholders, formally REJECT the Severstal deal at the EGM on 30 June 2006.

At the 30 June 2006 EGM, Arcelor shareholders will have to decide on two resolutions:

1)

Vote FOR or AGAINST the proposed combination of Arcelor with Severstal. This transaction will be implemented unless shareholders representing more than 50% of Arcelor’s share capital vote AGAINST the resolution

2)

Vote FOR or AGAINST Arcelor calling a new EGM at which Arcelor shareholders are allowed to approve the Severstal transaction in a majority vote (of votes present or represented) in line with Luxembourg law

The second resolution was added to the agenda by the Board of Arcelor at the request of Arcelor shareholders representing ca 30% of Arcelor’s capital.

Mittal Steel and Arcelor recommend that you vote

AGAINST the first resolution and

FOR the second resolution.

Please click on the following link to access a copy of the Arcelor proxy form.

IN ORDER TO VOTE IN PERSON OR BY PROXY AT THE 30 JUNE ARCELOR EGM, SHAREHOLDERS NEED TO BLOCK THEIR SHARES AHEAD OF THE DEADLINE OF 28 JUNE 2006. ARCELOR INVESTORS SHOULD INSTRUCT THEIR FINANCIAL INTERMEDIARIES AS SOON AS POSSIBLE.

Mittal Steel Offer to All Arcelor Shareholders

Mittal Steel has made an attractive exchange offer to all Arcelor Shareholders. The Mittal Steel offer is superior in all respects to the proposed transaction of Arcelor with Severstal.

RECOMMENDED BY ARCELOR BOARD OF DIRECTORS. While Arcelor was initially opposed to the Mittal Steel’s offer for Arcelor shares, Arcelor’s Board of Directors now recommends that Arcelor shareholders participate in Mittal Steel’s offer.

ATTRACTIVE PREMIUM. Mittal Steel is offering a 82% premium over the pre-offer Arcelor share price; this offer is made to 100% of Arcelor shareholders

THE ONLY OFFER TO ALL SHAREHOLDERS OF ARCELOR. As part of the Severstal transaction as agreed with Arcelor, Arcelor shareholders will not receive a premium, and Mr Mordashov is not making an offer for 100% of the company despite acquiring a high degree of control

SUPERIOR INDUSTRIAL PROJECT. Industrially and strategically, Mittal Steel is a superior partner as the No. 1 global steel producer; for example, Mittal Steel/Arcelor combines the No. 1 producer in the US and Europe and creates the first 120 million+ tonne steel producer world wide. It is a larger steel producer in Severstal’s home market the Commonwealth of Independent States (CIS)

SIGNIFICANT SYNERGIES. In the combination between Mittal Steel and Arcelor, Mittal Steel expects to generate ca US$1.6 billion in recurring synergies, with further upside potential, vs. ca. US$700 million estimated synergies in the Severstal deal as per Arcelor disclosure

RERATING POTENTIAL AND VALUE UPSIDE. The Mittal Steel tender offer will allow Arcelor shareholder to participate in the significant rerating potential and resulting value upside of Mittal Steel stock following the combination with Arcelor

MITTAL STEEL'S OFFER TO ALL ARCELOR SHAREHOLDERS IS ATTRACTIVE AND
SUPERIOR TO A COMBINATION WITH SEVERSTAL.

ARCELOR INVESTORS WHO WANT TO PARTICIPATE IN THE WORLD LEADING STEEL GROUP
SHOULD TENDER THEIR SHARES TO THE MITTAL STEEL OFFER.

VOTING DOWN THE SEVERSTAL DEAL AT THE 30 JUNE 2006 EGM WILL NOT PRECLUDE
SHAREHOLDERS TO TENDER THEIR SHARES INTO THE MITTAL OFFER FOLLOWING THE EGM

IF YOU WISH TO TENDER YOUR SHARES TO THE MITTAL STEEL OFFER INSTRUCT YOUR
FINANCIAL INTERMEDIARY AS SOON AS POSSIBLE

To find out more about the proposed combination of Mittal Steel and Arcelor and what it means for you, please click on the following link to download a copy of the Mittal Steel / Arcelor retail investor brochure.

Mittal Steel is committed to creating a steel company that can provide sustainable returns for its investors. We feel that the combination of the world’s two largest steel companies can only help this process. We hope you agree.

No Offer

This e-mail does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds or a solicitation of any offer to tender any Arcelor shares or convertible bonds.   Such an offer or solicitation is or will be made only pursuant to (1) local versions of the Information Document approved on May 16, 2006 respectively by the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, and the Autorité des marchés financiers (AMF) in France (AMF approval no. 06-139), and on May 22, 2006 by the Comisión Nacional del Mercado de Valores (CNMV) in Spain, and supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and (2) the Prospectus included in Mittal Steel Company’s registration statement on Form F-4 (file no. 333-132642) filed with the U.S. Securities and Exchange Commission (SEC) in the United States.  In addition, in connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC and to distribute a supplement to its Information Document and Prospectus as soon as practicable. The Information Document and the Prospectus both include a section describing certain risk factors relating to Mittal Steel Company, the offer for Arcelor securities and the offering of Mittal Steel shares.  A copy of the local versions of the Information Document in respect of the offer in the four European countries or of the Prospectus in respect of the offer in the United States may be obtained from Mittal Steel’s website at www.mittalsteel.com, at the address and contact numbers of our Information Agent set forth elsewhere on this website. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov. In connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC and to distribute a supplement to its Information Document and Prospectus as soon as practicable.

Forward-Looking Statements

This e-mail contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.